06005936

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-022822~~

8-39988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trading Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 Strafford Avenue, Suite One
(No. and Street)

Wayne, (City) Pennsylvania (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Francis G. Mitchell 610-975-4500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Beucler, Kelly & Irwin, Ltd.
(Name – *if individual, state last, first, middle name*)

125 Strafford Avenue, Suite 1[illegible] Wayne Pennsylvania 19087
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 17 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAR 01 2006
WASH. D.C.
203
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VA 5/16/06

OATH OR AFFIRMATION

I, Francis G. Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trading Partners, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notarial Seal
~~Jason M. White, Notary Public~~
East Pikeland Twp., Chester County
My Commission Expires Dec. 9, 2006
Member, Pennsylvania Association Of Notaries

Sworn & Subscribed to before me,
this 27th day of February, 2006

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRADING PARTNERS, INC.

Table of Contents

BEUCLER, KELLY & IRWIN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Trading Partners, Inc.
Wayne, Pennsylvania

We have audited the accompanying statement of financial condition of Trading Partners, Inc. (an S Corporation) as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Trading Partners, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Beucler, Kelly + Irwin, Ltd

February 25, 2006

Beucler, Kelly & Irwin, Ltd.

125 STRAFFORD AVENUE • SUITE 116 • WAYNE, PENNSYLVANIA 19087-3388 • (610) 688-3200 • (610) 687-1011 • FAX(610) 688-1492 • www.bkicpa.com

TRADING PARTNERS, INC.
Statement of Financial Condition
December 31, 2005

Assets

Current Assets		
Cash and cash equivalents	$	252,125
Commissions receivable		18,649
Total Current Assets		270,774
Property and Equipment		
Equipment net of accumulated depreciation of of $10,274		3,939
Total Property and Equipment		3,939
Other Assets		
Rental deposits		120
Travel advances		1,191
Investments		62,042
Total Other Assets		63,353
Total Assets	$	338,066

Liabilities and Stockholder's Equity

Current Liabilities		
Unearned commissions	$	12,197
Accounts payable and accrued expenses		2,190
Loan payable		150,000
Total Current Liabilities		164,387
Stockholder's Equity		
Common stock (.01 par value, 10,000 shares authorized, 1,000 shares issued and outstanding)		10
Paid-in capital		98,190
Retained earnings		38,137
Accumulated other comprehensive gain		37,342
Total Stockholder's Equity		173,679
Total Liabilities and Stockholder's Equity	$	338,066

See Accompanying Notes.

TRADING PARTNERS, INC.
Notes to Statement of Financial Position
December 31, 2005

Note 1 – Organization and Line of Business

Trading Partners, Inc. was incorporated in Pennsylvania on June 10, 1988. The Company is a NASD registered broker dealer and realizes commission income from securities trading on behalf of institutional investment firms and others located throughout the United States. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Note 2 – Summary of Significant Accounting Policies

Income Taxes

The Company has elected to be taxed as an S Corporation whereby all income is taxed directly to the stockholder. Accordingly, the Company does not record a provision for income taxes.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments purchased with a maturity date of three (3) months or less as cash and cash equivalents. The Company is required by the NASD to deposit amounts due to customers in a segregated cash account by the second business day of the following month.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided on the straight-line method over the useful lives of the assets.

Commission Income

Commission income and related expenses are recognized on a settlement date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Pension Expense

The Company maintains a SAR - SEP Plan for all of its employees. An employee ay defer up to the lesser of 25% of compensation or $14,000 in 2005 and the

employer may make a discretionary contribution. The Company made no discretionary contributions in 2005.

TRADING PARTNERS, INC.
Notes to Statement of Financial Position
December 31, 2005

Note 3 – Net Capital Requirements

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital will fluctuate on a daily basis. The Company had net capital of $308,677 at December 31, 2005.

Note 4 – Leases

The Company leases office space from its sole stockholder under a year to year lease. Rent expense paid to the stockholder in 2005 was $36,000.

Note 5 – Customer Research Advances and Unearned Commissions

The Company provides various investment-related research services to certain of its customers and by agreement is compensated for these services in the form of brokerage commissions in an amount equal to or greater than the cash value of the services. Research service expenses and the related revenue are recognized in the month in which the expense is paid. At December 31, 2005, the Company had received commission income in excess of the cash value of services provided in the amount of $12,197. These unearned commissions are included with aggregate indebtedness for purposes of the aggregate indebtedness calculation.

Note 6 – Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of cash deposited with financial institutions, which exceed FDIC insured limits from time to time.

Note 7 – Investments

The investments held by the Company are stated at quoted market value. Investments are accounted for as available-for-sale securities. At December 31, 2005, investments consist of the following:

Quantity	Investment	Cost	Market Value	Unrealized Gain
1,600	The NASDAQ Stock Market, Inc. – Common stock	$ 23,050	$ 56,288	$ 33,238
300	The NASDAQ Stock Market, Inc. – Warrants @ $16, Expiring June 27, 2006	1,650	5,754	4,104
		$ 24,700	$ 62,042	$ 37,342

Note 8 – Commission Income

Commission income represents $331,175 of commissions earned net of $80,551 of commission rebates to customers.

TRADING PARTNERS, INC.
Notes to Statement of Financial Position
December 31, 2005

Note 9 – Subordinated Loan Payable

The Company has a subordinated loan payable to Merrill Lynch, Pierce, Fenner & Smith Incorporated in the amount of $150,000. The note is due on July 15, 2006 and requires monthly interest payments at 6.50% per annum. The cash proceeds were used as part of the Company's net capital. NASD has determined that the subordination agreement is acceptable.